                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                                  PC Mall, Inc.
                                  -------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   69323 K 100
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 2006
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /X/.

         Note.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

-----------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing  information that would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------                                -----------------------
CUSIP No. 69323 K 100                       13D               Page 2 of 10 Pages
-------------------------                                -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.OF ABOVE PERSONS (ENTITIES ONLY)

                    JONATHAN L. KIMERLING
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  120,000*
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,023,000
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              120,000*
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,023,000
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,143,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Consists of 45,000 Shares owned by Mr.  Kimerling in an investment  retirement account,  25,000  Shares held by Mr.  Kimerling  as  custodian on behalf of Joel
Kimerling,  25,000  Shares  held by Mr.  Kimerling  as  custodian  on  behalf of
Victoria  Kimerling  and 25,000  Shares held by Mr.  Kimerling  as  custodian on behalf of Isabella Kimerling.

-------------------------                                -----------------------
CUSIP No. 69323 K 100                       13D               Page 3 of 10 Pages
-------------------------                                -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.OF ABOVE PERSONS (ENTITIES ONLY)

                            FOUR LEAF MANAGEMENT, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ALABAMA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,023,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,023,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,023,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                -----------------------
CUSIP No. 69323 K 100                       13D               Page 4 of 10 Pages
-------------------------                                -----------------------

         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.  SECURITY AND ISSUER.

         This statement  relates to shares of the Common Stock, par value $0.001
(the "Shares"),  of PC Mall,  Inc. (the "Issuer").  The address of the principal executive offices of the Issuer is 2555 W. 190th Street, Suite 201, Torrance, CA
90504.

Item 2.  IDENTITY AND BACKGROUND.

         (a) This  statement  is filed by  Jonathan L.  Kimerling  and Four Leaf
Management, LLC, an Alabama limited liability company ("Four Leaf LLC"). Each of the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting  Persons."  Accordingly,  the  Reporting  Persons are hereby filing a joint Schedule 13D.

         As the sole  managing  member  and owner of a large  percentage  of the outstanding  units in Four Leaf LLC, Mr. Kimerling may be deemed to beneficially own the Shares  held by Four Leaf LLC,  an  Alabama  limited  liability  company pursuant to the  provisions of the Alabama  Limited  Liability  Company Act. The
Shares  owned by Four  Leaf LLC were  received  by  contribution  from the Joint
Account for  Jonathan  and Sheryl  Kimerling  ("Joint  Account"),  the  Jonathan
Kimerling  Ten Year Trust ("Ten Year  Trust"),  the Jonathan  Kimerling  Account
("Kimerling  Account")  and the S&J  Family LLC  Account  ("S&J  Account").  Mr.
Kimerling is the beneficial owner of all such Shares.

         (b) The principal  business  address of each  Reporting  Person is 2968
Cherokee Road, Birmingham, AL 35223.

         (c) The principal  business of Mr. Kimerling is engaging in independent
business  ventures,   including  real  estate  development  and  other  business investment  activities.  The principal business of Four Leaf LLC is investing in the securities of small cap companies.

         (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years,  been party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent
jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Kimerling is a citizen of the United States of America.

-------------------------                                -----------------------
CUSIP No. 69323 K 100                       13D               Page 5 of 10 Pages
-------------------------                                -----------------------

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the 1,143,000 Shares beneficially owned by Mr.  Kimerling is $3,438,570 and came from his personal funds.  The aggregate number  of Shares  beneficially  owned by Four  Leaf LLC is  1,023,000  and were received  by  contribution  from the  Joint  Account,  the Ten Year  Trust,  the
Kimerling Account and the S&J Account.  Mr. Kimerling is the beneficial owner of all such Shares.

Item 4.  PURPOSE OF TRANSACTION.

         The  Reporting  Persons  purchased  the Shares  based on the  Reporting
Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and
represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

         The Reporting  Persons have elected to convert their  Schedule 13G with respect to the Issuer to a Schedule  13D. The  Reporting  Persons have  concerns about  whether the Issuer  should  remain an  independent  public  company.  The
Reporting Persons also have concerns  regarding certain  operational issues with respect to the Issuer.  The Reporting  Persons  intend to engage in  discussions with the board of directors and senior  management of the Issuer regarding these concerns  and other  matters  relating to the  business,  operations,  financial results and future plans of the Issuer.

         No Reporting  Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs  (a) - (j) of Item
4 of  Schedule  13D  except as set  forth  herein  or such as would  occur  upon completion of any of the actions  discussed above. The Reporting  Persons intend to review their  investment  in the Issuer on a continuing  basis.  Depending on various factors including,  without limitation,  the Issuer's financial position and  investment  strategy,  the price  levels of the Shares,  conditions  in the securities markets and general economic and industry  conditions,  the Reporting
Persons may in the future take such actions with  respect to its  investment  in the Issuer as it deems appropriate including, without limitation,  seeking Board representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional Shares, selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate  percentage of Shares  reported  owned by each person named herein is based upon  11,773,145  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's  Annual Report on Form
10-K for the year ended  December 31,  2005,  as filed with the  Securities  and
Exchange Commission on March 31, 2006.

         As  of  the  close  of  business  on  April  10,  2006,  Mr.  Kimerling beneficially  owned 1,143,000  Shares,  constituting  approximately  9.7% of the

-------------------------                                -----------------------
CUSIP No. 69323 K 100                       13D               Page 6 of 10 Pages
-------------------------                                -----------------------

Shares   outstanding.   Four  Leaf  LLC  beneficially  owned  1,023,000  Shares,
constituting approximately 8.7% of the Shares outstanding.

         (b) By virtue of his relationship with Four Leaf LLC, Mr. Kimerling may be deemed  to have  sole  voting  and  dispositive  power  with  respect  to the
1,023,000  Shares owned by Four Leaf LLC and sole voting and  dispositive  power with  respect  to the  120,000  Shares  owned  by  him  through  his  investment retirement account and other custodian accounts.

         (c) Schedule A annexed  hereto  lists all  transactions  in  the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

         (d) No person  other  than the  Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

         (e) Not applicable.

Item 6.  CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         Other than as described herein,  there are no contracts,  arrangements, understandings  or  relationships  (legal  or  otherwise)  among  the  Reporting
Persons,  or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.   Joint Filing  Agreement by and between Four Leaf  Management,  LLC and Jonathan L. Kimerling, dated April 11, 2006.

-------------------------                                -----------------------
CUSIP No. 69323 K 100                       13D               Page 7 of 10 Pages
-------------------------                                -----------------------

                                   SIGNATURES
                                   ----------

         After  reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:   April 11, 2006                 FOUR LEAF MANAGEMENT, LLC

                                        By: /s/ Jonathan L. Kimerling
                                            ------------------------------------
                                            Jonathan L. Kimerling
                                            Manager

                                        /s/ Jonathan L. Kimerling
                                        ----------------------------------------
                                        JONATHAN L. KIMERLING

-------------------------                                -----------------------
CUSIP No. 69323 K 100                       13D               Page 8 of 10 Pages
-------------------------                                -----------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock              Price Per                           Date of
      Purchased                     Share($)                            Purchase
      ---------                     --------                            --------

                              JONATHAN L. KIMERLING
                              ---------------------

        4,000(1)                      6.7400                           04/05/06
        4,000(2)                      6.7400                           04/05/06
        5,000(3)                      6.7400                           04/05/06

                            FOUR LEAF MANAGEMENT, LLC
                            -------------------------

    1,023,000*                                                         03/29/06

(1) Shares were  purchased  by Mr.  Kimerling as custodian on behalf of Victoria
Kimerling. Mr. Kimerling is the beneficial owner of such Shares.
(2) Shares were  purchased  by Mr.  Kimerling as custodian on behalf of Isabella
Kimerling. Mr. Kimerling is the beneficial owner of such Shares.
(3) Shares  were  purchased  by Mr.  Kimerling  as  custodian  on behalf of Joel
Kimerling. Mr. Kimerling is the beneficial owner of such Shares.
* Shares were  received by  contribution  from the Joint  Account,  the Ten Year
Trust,  the  Kimerling  Account  and  the  S&J  Account.  Mr.  Kimerling  is the
beneficial owner of all such Shares.

-------------------------                                -----------------------
CUSIP No. 69323 K 100                       13D               Page 9 of 10 Pages
-------------------------                                -----------------------

                                  EXHIBIT INDEX
                                  -------------

         Exhibit                                                            Page
         -------                                                            ----

1.       Joint Filing  Agreement by and between Jonathan L. Kimerling        10
         and Four Leaf Management, LLC dated April 11, 2006.

-------------------------                                -----------------------
CUSIP No. 69323 K 100                       13D              Page 10 of 10 Pages
-------------------------                                -----------------------

                             JOINT FILING AGREEMENT
                             ----------------------

         In accordance with Rule 13d-1(k)(1)(iii)  under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a  Statement  on  Schedule  13D dated  April 11,  2006
(including amendments thereto) with respect to the Common Stock of PC Mall, Inc.
This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:   April 11, 2006                 FOUR LEAF MANAGEMENT, LLC

                                        By: /s/ Jonathan L. Kimerling
                                            ------------------------------------
                                            Jonathan L. Kimerling
                                            Manager

                                        /s/ Jonathan L. Kimerling
                                        ----------------------------------------
                                        JONATHAN L. KIMERLING